February 29, 2024

VIA EDGAR CORRESPONDENCE

Samantha Brutlag
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, DC 20549

Re: Response to Comments on 485(a) filing for the Allspring Absolute Return Fund (the “Fund”), a series of Allspring Funds Trust (the “Registrant”)

Dear Ms. Brutlag:

In response to your comments to the Registrant’s 485(a) filing made on January 11, 2024 (accession no. 0001081400-24-000029), please note the following responses:

Comments

1. Comment: You noted that the comments provided to the Registrant apply to the prospectus of each share class, as applicable.

Response: We confirm that disclosure changes incorporated as a result of your comments will be applied to the prospectus for each share class, as applicable.

2. Comment: You noted that if expenses waived by the Fund’s investment manager as a result of contractual fee waivers are subject to recoupment, such fact should be disclosed in the prospectus.

Response: We confirm that expenses waived by the Fund’s investment manager are not subject to recoupment.

3. Comment: You noted that the types of alternative investments listed in the Fund’s principal investment strategy do not align with the types of alternative investments included in the Fund’s alternative investment risk disclosure. Given that the Fund may invest up to 60% of its assets in funds that employ alternative investment strategies, you requested that we ensure that the types of alternative investments listed in the principal investment strategy represent those that the Fund may actually invest in, and that the corresponding principal investment risk be tailored to more closely align with those strategies.

Response: We confirm that the types of alternative investments listed in the Fund’s principal investment strategy represent the alternative investments that may be employed by the funds in which the Fund will invest. We have modified the principal risk disclosure to more closely align with these strategies, as requested.

4. Comment: You requested that we add disclosure to the Fund’s principal investment strategy to clarify what is meant by the term “risk premia”.

Response: We have added disclosure that explains what is meant by that term, as requested.

5. Comment: You requested that we consider adding disclosure to the introduction to the Fund’s performance presentation to note that the Fund’s principal investment strategy has changed, and that performance shown prior to the effective date of that change reflects the performance of the Fund’s previous investment strategy.

Response: We have added such disclosure, as requested.

6. Comment: You noted that the Fund’s principal investment strategy includes disclosure indicating that the Fund may actively trade portfolio securities. You requested that, if the Fund expects portfolio turnover to be above 100%, we add the risks of such portfolio turnover to the Fund’s principal investment risks.

Response: While the Fund’s annual portfolio turnover rate may exceed 100% on occasion, we respectfully decline to add such risk to the list of principal investment risks. We note that the prospectus already includes language indicating that active trading of portfolio securities may lead to higher transaction costs that may affect the Fund’s performance, as well as higher taxes if an investor’s shares are held in a taxable account. We believe that this language adequately addresses the risks associated with a high portfolio turnover rate.

* * * * *

As stated previously, we submitted a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on January 11, 2024. We intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the

Securities Act of 1933 on or about March 11, 2024. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (857) 990-1101 if you have any questions or comments with respect to this matter.

Sincerely,

Maureen Towle
Senior Counsel
ALLSPRING FUNDS MANAGEMENT, LLC